

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2015

Mr. Joseph H. Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023

> **Re:** **Meredith Corporation**
> **Form 10-K for the year ended June 30, 2014**
> **Form 8-K dated January 28, 2015**
> **File No. 001-05128**

Dear Mr. Ceryanec:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K dated January 28, 2015

1. Reference is made to your supplemental disclosures regarding non-GAAP financial measures provided within the tables on pages 10-13. We note such tables show your results of operations excluding special items on a consolidated and segment basis. Please be advised we do not consider the presentation of full non-GAAP income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure to be appropriate, as it may attach undue prominence to the non-GAAP information. In this regard, please revise future earnings releases accordingly. Refer to *Question 102.12 of the CD&Is relating to Non-GAAP Financial Measures* issued by the Division of Corporation Finance which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2. Additionally, please be advised that measures referred to as EBITDA and exclude items other than interest, taxes, depreciation and amortization should not be characterized as

EBITDA or EBITDA margin. They should be clearly distinguished from EBITDA, such as "Adjusted EBITDA." In this regard, we note several instances in your earnings press release narrative on pages 1-3 where you refer to EBITDA or EBITDA margin; however, the measure excludes special items in addition to interest, taxes, depreciation and amortization. Please revise your presentation accordingly. Refer to *Question 103.01 of the CD&Is relating to Non-GAAP Financial Measures*.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief